The Manitowoc Company, Inc.

11270 West Park Place
Suite 1000

Milwaukee, Wisconsin 53224

September 9, 2022

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY THE MANITOWOC COMPANY, INC.

PURSUANT TO 17 C.F.R. § 200.83

Certain confidential information has been omitted from this letter pursuant to such request and the omitted portions of this letter, submitted separately to the Securities and Exchange Commission, are designated by the symbol “[*]”

Via EDGAR and Secure Kiteworks Server

Mr. Gus Rodriguez Accounting Branch Chief Office of Energy & Transportation Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re: MANITOWOC CO INC

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 22, 2022

Form 10-Q for Fiscal Quarter Ended June 30, 2022

Filed August 5, 2022

File No. 001-11978

Dear Mr. Rodriguez:

Set forth below is the response of The Manitowoc Company, Inc., a Wisconsin corporation (the “Company,” “Manitowoc,” “we,” “us” or “our”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 29, 2022, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type, except where otherwise noted).

We request that the omitted portions of this response be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552. Should the Commission receive any request that would encompass this response, pursuant to FOIA or otherwise, please contact Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668 (facsimile: 414-297-4900), and we will provide additional information in support of this request for confidential treatment. See “Confidential Treatment Request” below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Operating Results, page 24

1.
You disclose in your investor presentation on August 5, 2022 that inflation is shifting from commodities to labor, energy and components. Please discuss and analyze the impact of this shift in inflation as well as any price increases on your operating results. Also discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Refer to Item 303(b) of Regulation S-K.

Response:

As required by Item 303(b) of Regulation S-K, we discussed in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “2nd Quarter 10-Q”), as well as in our investor presentation on August 5, 2022, the shift we are seeing in inflationary pressures from commodities to labor, energy, and components. Specifically, in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2nd Quarter 10-Q, under the heading “Current Events—Inflation” on page 23, we stated:

“The Company was negatively impacted by inflationary pressures mainly related to raw material input and logistics costs for the three and six months ended June 30, 2022. The Company has begun to see an easing in raw material input costs, however, the Company anticipates continued inflationary pressures related to wages, logistics, energy and component costs. The Company has implemented price increases and provisional pricing strategies to offset inflationary pressures. There is a delay, however, in the realization of pricing due to longer lead times of orders in the backlog, exacerbated by delays in shipments. Continuing or worsening inflation may have a material adverse impact on the Company's financial condition, results of operations or cash flows.”

Given the unique nature of the current macroeconomic environment (i.e., the second quarter reduction in the spot cost of steel, the main commodity used in the manufacture of cranes, higher labor costs as a result of higher turnover and tight labor markets, higher electricity and natural gas costs in Europe as a result of the conflict in Ukraine, and supplier inflationary pressures that has caused rising costs for components), it is difficult to quantify the impact this shift in inflationary pressures have had on our results of operations or financial condition and even more difficult to quantify its future impact. However, as of August 5, 2022, the day we filed our 2nd Quarter 10-Q and had our second quarter investor call, we believed that the net impact of the transition from commodity inflation to inflation on wages, logistics, energy and component costs would not be material to our results of operation or financial condition. In addition, as disclosed in our 2nd Quarter 10-Q, realization of benefits, if any, from price increases is difficult to quantify or predict given continued inflationary pressures, exacerbated by supply chain constraints.

In our future quarterly and annual filings, we will continue to analyze and, to the extent material, discuss the impact of inflation on the Company’s results of operations and financial condition. In addition, to the extent possible and material, we will try to quantify the impact of inflation and price increases on our results of operations and financial condition.

Critical Accounting Policies and Estimates

Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 36

2.
The book value of your shareholders’ equity exceeded your market capitalization at June

30, 2022 and December 31, 2021 and your market capitalization declined further for the six month period ended June 30, 2022. You changed the method to perform your goodwill impairment assessment for the year ended December 31, 2021 and you now use the income approach and market approach, weighted 70/30 to determine the fair value of each reporting unit. Please provide the following information:

•
Tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C;
•
Tell us the assumed revenue growth rates and the terminal growth assumption;
•
Tell us whether you would have recognized goodwill impairment of any of your reporting units if you had continued to utilize the same income approach you used to determine fair value in prior periods;
•
Tell us how you determined the 70/30 weighting applied to the income and market approaches to determine the fair value of your reporting units and whether you would have recognized goodwill impairment if you had used a different weighting;
•
Tell us whether or not you performed an interim goodwill impairment test during the six months ended June 30, 2022; and,

•
Consider disclosing the percentages by which the estimated fair values of each of your reporting units exceeded their carrying values at the date of your impairment testing.

Response:

•
Tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C;

We assessed the qualitative factors outlined in ASC 350-20-35-3C (included below in italics for the ease of the staff’s review) for the six months ended June 30, 2022 as follows:

Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets

Incremental pressure on the global economy occurred in late February 2022 when Russia invaded Ukraine. The impact of sanctions and rising energy costs has generally been limited to Europe which is part of our EURAF reporting unit that does not have any goodwill. As such, macroeconomic conditions in this reporting unit were not further assessed.

Within the Americas operating segment (includes Americas – Manufacturing and Americas – Distribution reporting units) and MEAP reporting unit, macroeconomic conditions have not materially impacted the results, which have been materially in line with the discounted cash flow model used as part of the Company’s October 31, 2021 goodwill impairment analysis.

Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

The Company continued to have a strong backlog of $947.8 million as of June 30, 2022. At a reporting unit level (excluding Americas – Distribution, which did not exist as of June 30, 2021), backlog is higher year-over-year and management has not seen meaningful order cancellations. Americas – Distribution continues to perform in line with expectations. In spite of the unique macroeconomic conditions discussed in question 1, the overall results and order trends remain materially unchanged.

Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

Although we have experienced increases in raw material and labor costs across the globe, this has been partially offset by pricing actions for our products. As noted in our response to comment number 1 above, the full realization of all the price increases on our results of operations is delayed due to current backlog levels, specific product lead times, and timing of when the order was taken. The financial results for the Americas – Manufacturing, Americas – Distribution, and MEAP reporting units have been in line with our internal forecasts. Moreover, when comparing current results to the discounted cash flow model used as part of the Company’s October 31, 2021 goodwill impairment analysis, the results have been materially unchanged.

Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

The financial results for the Americas – Manufacturing, Americas – Distribution, and MEAP reporting units have been in line with our internal forecasts. Furthermore, when comparing current results to the discounted cash flow model used as part of the Company’s October 31, 2021 goodwill impairment analysis, the results have been materially unchanged.

Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

There have been no entity-specific events at the reporting units with goodwill during the six months ended June 30, 2022.

Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

Due to the Russia/Ukraine conflict and various government-imposed sanctions, our entity in Russia ceased accepting new orders and is curtailing its operations. This entity is reported in the EURAF reporting unit and was less than 2% of consolidated sales for the year ended December 31, 2021. Therefore, the curtailment of operations at the entity will not have a material impact on the consolidated results of operations of the Company or the results of the EURAF reporting unit. Additionally, as the Company does not have goodwill in the EURAF reporting unit, current market conditions in that region were not further assessed for potential goodwill impairment. As noted above, there have been no significant events that affected the Americas – Manufacturing, Americas – Distribution, and MEAP reporting units through June 30, 2022.

If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

As part of our annual impairment test, we complete a reconciliation of the calculated fair value to the market capitalization of the Company and associated control premium. During interim periods, we monitor the market capitalization and other macroeconomic conditions (e.g., rising interest rate environment, etc.) to evaluate the impact the current environment would have on the reconciliation. In addition, while Manitowoc’s share price has experienced a decline over the last six months, the stock price has historically been volatile relative to our peers due, in part, by the low number of outstanding shares compared to our peers. Given the volatility of the stock and the evaluation performed on the current environment, we do not believe this indicator, on its own, is sufficient for determining a goodwill triggering event. We also review macroeconomic and financial performance at each of the reporting units when determining if there is a triggering event. Given that the reporting units have been in line with our internal forecasts and the forecast used in our discounted cash flow model as part of the Company’s October 31, 2021 goodwill impairment analysis, we do not believe there was a goodwill triggering event as of June 30, 2022 based on this indicator alone.

•
Tell us the assumed revenue growth rates and the terminal growth assumption;

We used the following revenue growth rate (“RGR”) and terminal growth rate (“TGR”) assumptions in our discounted cash flow model for Americas – Manufacturing and MEAP:

	RGR - 2022	RGR - 2023	RGR - 2024	RGR - 2025	RGR - 2026	RGR - 2027	RGR - 2028	RGR - 2029	RGR – 2030	TGR
Americas – Mfg[1]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]
MEAP	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]	[*%]

1When comparing the results of Americas – Manufacturing through the first half of 2022 to the RGR listed above it is not directly comparable given the allocation of revenue and margin between Americas – Manufacturing and Americas – Distribution

In late 2021, we completed the acquisitions of Aspen Equipment, LLC (“Aspen”) and the crane business of H&E Equipment Services (now “MGX”). We determined that Aspen and MGX are part of the Americas - Distribution reporting unit, which did not exist prior to the acquisitions. As of the October 31, 2021 goodwill impairment analysis, we determined the purchase price of each acquisition was a proxy for the reporting units fair value given the proximity of the transactions to the valuation date. Additionally, in 2022, the results of the acquired businesses have been in line with our expectations.

•
Tell us whether you would have recognized goodwill impairment of any of your reporting units if you had continued to utilize the same income approach you used to determine fair value in prior periods;

A goodwill impairment would not have been recognized in the financial statements as of December 31, 2021 had we continued to utilize the same income approach we used prior to the year ended December 31, 2021 (i.e., a 100% income approach) and the excess of the fair value over the carrying value at each of the reporting units was in excess of 60% and therefore deemed to be substantial and would not have been materially different.

•
Tell us how you determined the 70/30 weighting applied to the income and market approaches to determine the fair value of your reporting units and whether you would have recognized goodwill impairment if you had used a different weighting;

We determined that a higher weighting toward the income approach was appropriate given the cyclical nature of the crane business and its unique market dynamics. This allows the cash flows of each of the reporting units, and the resulting fair value, to better align with the cyclical nature of the crane business and the expected regional dynamics. While valuations of companies used in the market approach can be indicative of the fair value of Manitowoc, there are no specific peers that are directly comparable to Manitowoc or, more specifically, Manitowoc’s reporting units. As such, a lower weighting was applied to the market approach.

A 100% weighting of either fair value method would not have resulted in a goodwill impairment for the period ended December 31, 2021. Additionally, the excess of the fair value over the carrying value at each of the reporting units was in excess of 60% and therefore deemed to be substantial and would not have been materially different.

•
Tell us whether or not you performed an interim goodwill impairment test during the six months ended June 30, 2022; and,

We did not complete an interim goodwill impairment test during the six months ended June 30, 2022 as it was determined a triggering event had not occurred during the period.

•
Consider disclosing the percentages by which the estimated fair values of each of your reporting units exceeded their carrying values at the date of your impairment testing.

Section 9510.3 of the Financial Reporting Manual of the Division of Corporation Finance (the “FRM”) –states as follows (in italics):

“Registrants should consider providing the following disclosures for each reporting unit that is at risk of failing step one of the impairment test (defined in

ASC Topic 350):

a)
The percentage by which fair value exceeded carrying value as of the date of the most recent test;
b)
The amount of goodwill allocated to the reporting unit;
c)
A description of the methods and key assumptions used and how the key assumptions were determined;
d)
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
e)
A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

NOTE: A reporting unit may be at risk of failing step one of the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test. Whether or not the fair value was “substantially”

in excess of carrying value is a judgment based on the facts and circumstances including, but not limited to, the level of uncertainty associated with the methods and assumptions used for impairment testing.”

As noted in Section 9510.3 of the FRM, disclosure of a reporting units excess fair value over the carrying value should be provided when the reporting unit is at risk of failing step one of the impairment test. At risk is defined as not having fair value that is “substantially” in excess of carry value. We determined as of the October 31, 2021 valuation date that the fair value of each reporting unit was substantially in excess of its carrying value and assumptions used in the model were not sensitive to be deemed “at risk.” As such, no disclosures as outlined in Section 9510.3 of the FRM were provided. As part of our internal controls and financial reporting processes, we will continue to evaluate if a reporting unit is at risk of failing step one of the impairment test (i.e., if the excess fair value of a reporting unit is less than 20% to 25% of the carrying value, among other factors). If the reporting unit meets this criterion, we will disclose the items outlined in Section 9510.3 of the FRM in the footnotes to our financial statements.

CONFIDENTIAL TREATMENT REQUEST

We hereby request that the omitted portions of this response be maintained in confidence by the Commission and its Staff and be used solely for the purposes of the review with respect to the above-referenced filings.

This request also encompasses any memoranda, notes, transcripts or other writings of any sort whatsoever that are made by, or at the request of, any employee of the Commission (or any other government agency) and which: (1) incorporate, include, or relate to the omitted portions of this response; or (2) refer to any conference, meeting, or telephone conversation between or among us or our representatives, agents, or counsel on the one hand and employees of the Commission (or any other government agency) on the other, relating to the omitted portions of this response (collectively, the “Confidential Material”).

We further request that the Confidential Material be afforded confidential treatment pursuant to 17 C.F.R. § 200.83 and FOIA, 5 U.S.C. § 552. The Confidential Material concerns, or may concern, customarily non-public, confidential and privileged business, commercial, and personal information concerning us and/or our personnel.

The Confidential Material is exempt from mandatory disclosure under various provisions of the FOIA, including: 5 U.S.C. § 552(b)(7) (which protects certain “records or information compiled for law enforcement purposes”); 5 U.S.C. § 552(b)(4) (which protects trade secrets and confidential and privileged financial and commercial information); and 5 U.S.C. § 552(b)(6) (which protects files “the disclosure of which would constitute a clearly unwarranted invasion of personal privacy”). The Commission treats records falling within the FOIA exemption categories as “nonpublic” and “will generally not publish or make available to any person” such records. 17 C.F.R. § 200.80(b).

Because the Confidential Material relates to the activities of the Company, and not the activities of any federal agency, we claim that we are exempt from disclosure under FOIA. Moreover, disclosure of this Confidential Material may be prohibited under 18 U.S.C. § 1905, and further protections may be available under the Privacy Act of 1974, 5 U.S.C. § 552a. In accordance with 17 C.F.R. § 200.83 and other applicable laws and regulations, we submit the Confidential Material to the Commission with a request that the Confidential Material be kept in a non-public file and that only members of the Commission or its Staff have access to it.

If any person who is not a member of the Commission or its Staff asks to inspect or copy the Confidential Material, pursuant to the FOIA or otherwise, or if any member of the Commission or its Staff contemplates disclosure of the Confidential Material to any person who is not a member of the Commission or its Staff, then we request that Russell E. Ryba of Foley & Lardner LLP promptly be notified of such request, be furnished a copy of all written materials pertaining to such request (including but not limited to the request itself), and be given at least ten (10) days advance notice of any intended release so that we may, if deemed necessary or appropriate, pursue any available remedies.

We request that you send an email to Russell E. Ryba of Foley & Lardner (rryba@foley.com) rather than rely upon the U.S. mail for notice of the opportunity to object to disclosure of any of the Confidential Material.

We request that should the Commission be inclined to grant any FOIA request for the Confidential Material, the Commission follow the procedures set forth in the 17 C.F.R. § 200.83 and 52 Fed. Reg. 23,781 (June 25, 1987) and provide us with an opportunity to substantiate further this request for confidential treatment and to request a hearing on the claim of exemption before a FOIA request for any of the Confidential Material be granted.

If the Commission or its Staff decides to transfer any of the Confidential Material to another government agency, we request that you forward with the Confidential Material a copy of this response. We further request that you inform the agency that we have requested the return of the Confidential Material (and any copies thereof) to Russell E. Ryba of Foley

& Lardner LLP at the completion of the agency’s efforts in this review and have requested that this Confidential Material be accorded confidential treatment.

Please let me know if you need additional information or have any questions about this production.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 760-4822 or Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668.

Very truly yours,

/s/ Brian P. Regan

Brian P. Regan

Executive Vice President and Chief Financial Officer

cc: Sondra Snyder

United States Securities and Exchange Commission

Russell E. Ryba

Foley & Lardner LLP

Jennifer L. Peterson

The Manitowoc Company, Inc.

SEC’s Office of FOIA Services